UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

As previously reported on a Form 6-K filed with the U.S. Securities and Exchange Commission on December 24, 2025, TNL Mediagene, a Cayman Islands company (the “Company”), received a letter from the Nasdaq Hearings Panel (the “Panel”) of The Nasdaq Stock Market LLC (“Nasdaq”) dated December 19, 2025, notifying that the Company’s request for continued listing on The Nasdaq Capital Market has been granted, subject to the Company demonstrating compliance with the Listing Rule 5550(a)(2) (the “Bid Price Rule”) on or before January 7, 2026.

On January 20, 2026, the Company received a letter (the “Letter”) from Nasdaq, confirming that the Company regained compliance with the Bid Price Rule, and is in full compliance with the terms set forth in the Panel’s decision letter dated December 19, 2025.

In addition, pursuant to its authority under the Listing Rule 5815(d)(4)(A), the Panel has determined to impose a Discretionary Panel Monitor for a period of one year from the date of the Letter. If within that one-year monitoring period, the Company fails to maintain compliance with any continued listing requirement, the Listing Qualifications Department (the “Staff”) will not be permitted to grant additional time for the Company to regain compliance with respect to the deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to the Listing Rule 5810(c)(3). Instead, the Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable, as provided by the Listing Rule 5815(d)(4)(C).

A copy of the press release regarding the Letter confirming that the Company regained compliance and notifying that the Company is subject to a Discretionary Panel Monitor for a period of one year from the date of the Letter is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Exhibit No.	Description of Exhibits
99.1	Press Release by TNL Mediagene dated January 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: January 22, 2026	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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